SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

UGLY DUCKLING CORPORATION

(Name of Subject Company (Issuer))

ERNEST C. GARCIA II

(Offeror and Affiliate of Issuer)

COMMON STOCK

(Title of Class of Securities)

903512 10 1

(CUSIP Number of Class of Securities)

Steven P. Johnson, Esq.	With Copy to:

2575 East Camelback Road Suite 700 Phoenix, Arizona 85016 (602) 778-5003	Christopher D. Johnson Squire, Sanders & Dempsey L.L.P. 40 North Central Avenue, Suite 2700 Phoenix, Arizona 85004 (602) 528-4046

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf
of the Filing Person)

CALCULATION OF FILING FEE

Transaction value (1)	Amount of Filing Fee (2)

$12,198,098	$2,439.62

(1)	Solely for the purpose of calculating the filing fee and based on 4,831,800 shares of common stock (which is the aggregate maximum number of shares of common stock subject to the tender) at $2.51 per share.

(2)	Fee calculated in accordance with Rule 0-11(a)(4) and Rule 0-11(b)(2) under the Securities Exchange Act of 1934, as amended.

☑     Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,439.62	Filing Party:	Ernest C. Garcia II

Form or Registration No.:	Schedule TO	Date Filed:	November 26, 2001

    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:
☑     third-party tender offer subject to Rule 14d-1.
    issuer tender offer subject to rule 13e-4.
☑     going-private transaction subject to Rule 13e-3.
☑     amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer:

TABLE OF CONTENTS

ITEM 5 PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
ITEM 11 ADDITIONAL INFORMATION
ITEM 12. MATERIAL TO BE FILED AS EXHIBITS
SIGNATURES

Cusip No. 903512 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Ernest C. Garcia II

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☑

(b)

3.	SEC Use Only

4.	Source of Funds: PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 7,482,200 (includes options to purchase 40,000 shares)
8. Shared Voting Power: -0-
9. Sole Dispositive Power: 7,482,200 (includes options to purchase 40,000 shares)
10. Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,482,200 (includes options to purchase 40,000 shares)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

13.	Percent of Class Represented by Amount in Row (11): 60.8%

14.	Type of Reporting Person: IN

         This Amendment No. 2 amends and supplements the Tender Offer Statement and Schedule 13e-3 Transaction Statement filed under cover of Schedule TO initially filed with the Securities and Exchange Commission (the “SEC”) on November 26, 2001 (the “Original Statement”), as amended and supplemented by Amendment No. 1 filed with the SEC on December 4, 2001 by Ernest C. Garcia II to purchase all outstanding shares of common stock, par value $.001 per share (the “Shares”), of Ugly Duckling Corporation, a Delaware corporation (the “Company”) at an increased purchase price of $3.53 per Share. Capitalized terms not defined herein shall have the same meaning as in the Original Statement.

ITEM 5 PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (b)(1) On December 10, 2001, UDC Acquisition Corp. (the “Purchaser”), an affiliate of Mr. Garcia, UDC Holdings Corp. (the owner of all of the outstanding shares of the Purchaser), the Company, Mr. Garcia and Gregory B. Sullivan entered into a definitive agreement (the “Merger Agreement”) which provides for, among other things, (i) an increase in the price per share of Common Stock to be paid pursuant to the Offer from $2.51 per share to $3.53 per share, in cash, (ii) the amendment and restatement of the conditions to the Offer, and (iii) the merger of Purchaser (or another direct or indirect wholly-owned subsidiary of UDC Holdings Corp.) with and into the Company as promptly as is practicable following the consummation of the Offer, as amended. A copy of the Merger Agreement is attached as an exhibit to Amendment No. 1 to the Schedule 14D-9 filed by the Company on December 10, 2001. A copy of the press release announcing the Merger Agreement is attached as an exhibit to Amendment No. 1 to the Schedule 14D-9 filed by the Company on December 10, 2001.

ITEM 11 ADDITIONAL INFORMATION.

         (a)(1) On December 9, 2001, the Company, Mr. Garcia and the other defendants entered into an agreement in principle with the plaintiffs to settle all pending litigation relating to allegations that the Company and its directors breached fiduciary duties in connection with the proposed acquisition by Mr. Garcia of all outstanding shares of Common Stock of the Company not owned by him and certain related party transactions involving the Company and Mr. Garcia or his affiliates, conditioned upon the amendment of the Offer to include the terms and provisions described above, and upon other conditions set forth in the agreement.

ITEM 12. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description

(a)(5)(vi)	Form of press release, dated December 10, 2001.[1]

(d)(x)	Agreement and Plan of Merger, dated as of December 10, 2001, by and among Ugly Duckling Corporation, UDC Acquisition Corp., UDC Holdings Corp., Ernest C. Garcia II and Gregory B. Sullivan.[2]

[1]	Incorporated by reference to Exhibit (4) to Amendment No. 1 to Schedule 14D-9 filed by the Company on December 10, 2001.
[2]	Incorporated by reference to Exhibit (5) to Amendment No. 1 to Schedule 14D-9 filed by the Company on December 10, 2001.

SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2001

Ernest C. Garcia II

/s/ Ernest C. Garcia II